Exhibit 99.1

UNDERWRITING AGREEMENT

February 6, 2024

Uranium Royalty Corp.

Suite 1830 – 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2

Attention:	Scott Melbye, President, Chief Executive Officer and Director

Dear Sirs:

Canaccord Genuity Corp. (“Canaccord”), as the lead manager (the “Lead Underwriter”) and joint bookrunner, together with BMO Nesbitt Burns Inc. as joint bookrunner, and H.C. Wainwright & Co., LLC (collectively, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, agree to purchase from Uranium Royalty Corp. (the “Company”) in the respective percentages set forth in Section 22 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 6,724,600 common shares of the Company (the “Firm Shares”) on an underwritten basis at a price of $3.40 per Firm Share (the “Offering Price”) for an aggregate purchase price of $22,863,640 (the “Offering”).

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, severally, and not jointly, nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 1,008,690 common shares of the Company (the “Additional Shares”) at a price of $3.40 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

Subject to applicable laws, after a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price shall not affect the aggregate Offering Price less the Underwriting Fee payable to the Company.

The Offering shall take place in the Qualifying Jurisdictions (as defined below) and in the United States (as defined below) and in such jurisdictions outside Canada and the United States as determined appropriate by the Underwriters.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) in each of Qualifying Jurisdictions (as hereinafter defined) the Canadian Base Shelf Prospectus (as defined herein) in respect of the issuance from time to time, of common shares, preferred shares, or warrants to purchase other Shelf Securities (as defined herein), subscription receipts to purchase other Shelf Securities, debentures, notes or other evidence of indebtedness of any kind, nature or description, and units comprised of one or more of the other Shelf Securities or any other combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “BCSC”) is the principal regulator of the Company in respect of the Shelf Securities and the offering of the Offered Shares under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and the BCSC has issued the Prospectus Receipt (as defined herein). The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated July 20, 2023 relating to the Shelf Securities, at the time the BCSC issued the Prospectus Receipt with respect thereto in accordance with Canadian Securities Laws (as defined herein), including the Shelf Procedures (as defined herein), and includes all Documents Incorporated by Reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as defined below), which excluded certain Shelf Information, with the Canadian Securities Commissions, in accordance with the Shelf Procedures (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”).

The Underwriters also understand that the Company has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-272534) covering the public offering and sale of the Shelf Securities, including the Offered Shares, under the U.S. Securities Act (as hereinafter defined) (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Shelf Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses”. The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) in connection with the initial filing of the Registration Statement (as defined herein). The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”).

In addition, the Underwriters also understand that the Company will, as promptly as possible and in any event no later than 4:59 p.m. (Eastern) on the date of this Agreement prepare and file, (i) with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) in order to qualify for distribution to the public the Offered Shares in all of the provinces and territories of Canada, other than Quebec (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and (ii) with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”. The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”. The information, if any, included in the Prospectus Supplement that is permitted to be omitted from the Canadian Base Shelf Prospectus with respect to the Offering, is referred to herein as the “Shelf Information”.

The registration statement on Form F-10, including the U.S. Prospectus (as hereinafter defined), each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement”. The U.S. Preliminary Prospectus Supplement, together with the U.S. Final Base Shelf Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the Documents Incorporated by Reference therein. Any reference to any amendment or supplement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the SEC after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement, U.S. Preliminary Prospectus or the U.S. Prospectus at any time on or prior to the Closing Date (as defined below) (the period from the date hereof through and including the Closing Date, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the Documents Incorporated by Reference therein. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the Base Prospectuses or the Prospectuses shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of the Base Prospectuses or the Prospectuses, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Canadian Securities Laws (as hereinafter defined) and the U.S. Securities Act, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “B” hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 9:00 a.m. (Eastern) on the date of this Agreement.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined), federal and state broker-dealer laws and the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company agrees to pay to Canaccord, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.5% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”) (provided that if Uranium Energy Corp. (“UEC”) participates in the Offering, the Underwriting Fee payable in respect of the Firm Shares or Additional Shares purchased by UEC shall be equal 3.0% of the gross proceeds of the sale of such Firm Shares or Additional Shares), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company, less the amount of the Underwriting Fee. Notwithstanding the foregoing, in consideration for the work rendered by the Lead Underwriter as lead manager and sole bookrunner for the Offering, at the Closing Time, and at the Option Closing Time, if any, the Company shall pay to Canaccord a “step-up fee” equal to 5.0% of the Underwriting Fee (the “Step-up Fee”), and the remainder of the Underwriting Fee shall be payable to the Underwriters in accordance with the respective percentages set out opposite their names in Section 22(1). For greater certainty, the Step-up Fee is payable by the Company as part of and not in addition to the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1	Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the tenth paragraph of this Agreement;

“Base Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“BCSC” has the meaning given to it in the fifth paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia;

“Canadian Base Shelf Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Offering Documents” means the Canadian Prospectus and the Canadian Preliminary Prospectus Supplement, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the seventh paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“CFPOA” has the meaning given to it in Section 7(50);

“Claims” has the meaning given to it in Section 9(1);

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Uranium Royalty Corp.;

“Consents” has the meaning given to it in Section 7(11);

“controlled”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (British Columbia), except where otherwise specified in this Agreement;

“Defaulting Underwriter” has the meaning given to it in Section 22(2);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, each to the extent not superseded or modified by any other subsequently filed document that also is, or is deemed to be, incorporated by reference into the Prospectuses, including by section 3.2 of NI 44-101;

“Effective Time” means the time the Registration Statement is declared or becomes effective;

“Employee Plans” has the meaning given to it in Section 7(36);

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest;

“Environmental Laws” has the meaning given to it in Section 7(37);

“FCPA” has the meaning given to it in Section 7(50);

“FINRA” has the meaning given to it in the eleventh paragraph of this Agreement;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the sixth paragraph of this Agreement;

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Indemnitor” has the meaning given to it in Section 9(1);

“Investment Company Act” means the United States Investment Company Act of 1940, as amended;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act, in each case that has not been superseded or modified by subsequent filings, communications or disclosures;

“IT Systems and Data” has the meaning given to it in Section 7(51);

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Losses” has the meaning given to it in Section 9(1);

“Marketing Documents” means the term sheet dated February 2, 2024 relating to the Offering and any other marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, fact, circumstance, development, change occurrence or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company or (ii) that would result in any of the Pricing Disclosure Package or the Prospectuses containing a misrepresentation within the meaning of Applicable Securities Laws;

“Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which the Company or a material portion of the assets thereof are bound which is material to the Company (on a consolidated basis);

“Material Royalties” has the meaning given to it in Section 7(27);

“Material Subsidiary” means the Subsidiary listed on Schedule “C” hereto;

“MJDS” has the meaning given to it in the sixth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(48);

“Nasdaq” means the Nasdaq Capital Market;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” has the meaning given to it in the first paragraph of this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Period” has the meaning given to it in the eighth paragraph of this Agreement;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Operator” or the “Operators” has the meaning given to it in Section 7(29)(a);

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Personnel” has the meaning given to it in Section 9(1);

“Preliminary Prospectuses” has the meaning given to it in the eighth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the tenth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the eighth paragraph of this Agreement; “Prospectus Amendment” means any amendment to the Prospectuses;

“Prospectus Receipt” means the receipt issued by the BCSC and the Ontario Securities Commission dated July 20, 2023, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

“Prospectus Supplements” has the meaning given to it in the seventh paragraph of this Agreement;

“Public Record” has the meaning given to it in Section 7(26);

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” has the meaning given to it in the seventh paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the eighth paragraph of this Agreement;

“Royalty Agreements” has the meaning given to it in Section 7(30);

“Royalty Portfolio” has the meaning given to it in Section 7(28);

“Sanctioned Country” has the meaning given to it in Section 7(49);

“Sanctions” has the meaning given to it in Section 7(49);

“SEC” has the meaning given to it in the sixth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the seventh paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Shelf Securities” has the meaning given to it in the fifth paragraph of this Agreement;

“Step-up Fee” has the meaning given to it in the tenth paragraph of this Agreement;

“Stock Plan” means any stock option plan of the Company;

“Subsidiary” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of British Columbia;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, both as amended from time to time and any proposed amendments thereto announced publicly by or on behalf of the Minister of Finance (Canada) on or prior to the date of this Agreement;

“Taxes” has the meaning given to it in Section 7(39);

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TMX Group” means TMX Group Limited;

“TSX” means the Toronto Stock Exchange;

“UEC” has the meaning given to it in the twelfth paragraph of this Agreement;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

“Underwriting Fee” has the meaning given to it in the twelfth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter;

“U.S. Base Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Offering Documents” means the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the eighth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the seventh paragraph of this Agreement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act, and any applicable state securities laws.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of the United States of America, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”	—	Form of Opinion to be Provided by the Company’s Canadian Counsel

Schedule “B”	—	Pricing Terms Included in the Pricing Disclosure Package

Schedule “C”	—	Material Subsidiary

Section 2	Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm at no additional cost to the Company. The Underwriters will offer the Offered Shares, directly and through Selling Firms or any duly registered affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a Prospectus Receipt shall have been obtained following the filing of the Canadian Prospectus, unless otherwise notified in writing by the Company.

(3)	Canaccord shall promptly notify the Company when, in its opinion, the distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the distribution, a breakdown of the number of Offered Shares distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, as applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

Section 3	Preparation of Prospectus Supplements; Marketing Materials; Due Diligence

(1)	During the period of the distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably) the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and the Company shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and the Supplementary Material, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)	the Company shall prepare, in consultation with Canaccord, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	Canaccord shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Company and Canaccord and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the BCSC), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4	Material Changes

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that they shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(3)	If during the distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Prospectus Amendment, the Company shall make any such filing under Applicable Securities Laws as soon as possible.

(4)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5	Deliveries to the Underwriters

(1)	The Company shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)	(i) copies of the Base Prospectus as filed with the Canadian Securities Commissions and copies of all documents or information incorporated by reference therein which are not filed and available on SEDAR+ or have not previously been delivered to the Underwriters; and (ii) prior to or contemporaneously with the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions: (A) copies of the Canadian Prospectus Supplement signed as required by the Canadian Securities Laws; and (B) copies of the U.S. Prospectus Supplement filed with the SEC;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and any documents included as exhibits to any such registration statement;

(c)	copies of any Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions;

(d)	any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and any documents included as exhibits to the Registration Statement; and

(e)	provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Company shall as soon as practicable cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Prospectuses and any Marketing Documents, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries with respect to the Prospectuses, any Marketing Documents and any Supplementary Material shall be effected as soon as possible and, in any event, in Vancouver and Toronto by 12:00 pm (Toronto time) on the Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, and in all other cities by 12:00 pm (Toronto time) on the second Business Day following filing of the Prospectuses or Prospectus Amendment, as the case may be, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters, (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and expressly provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter from PricewaterhouseCoopers LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ reports incorporated by reference in the Prospectuses.

(5)	On or prior to the time of filing of the Prospectus Supplement, if requested by the Underwriters or their counsel, the Company shall deliver or cause to be delivered to each of the Underwriters a copy of the letter from the Company’s legal counsel to the TSX requesting conditional approval of the listing of the Offered Shares and a copy of the Company’s supplementary listing application to the Nasdaq seeking the approval of the listing of the Offered Shares.

Section 6	Regulatory Approvals

The Company will make all necessary filings, use its best efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use its best efforts to qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which they are not otherwise so subject, or become subject to any periodic reporting or continuous disclosure obligations in such other jurisdictions that they are not then subject to in such jurisdiction, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7	Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Company contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable.

(1)	Canadian Offering Documents. The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof have complied or will comply, as applicable, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and the Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, have constituted or will constitute, as applicable, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein.

(2)	U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto have complied or will comply, as applicable, in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and did not or will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws and the U.S. Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter specifically for use therein.

(3)	Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering of the Offered Shares or until any earlier date that the Company notified or notifies the Underwriters as described in Section 11(1)(b), did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus, in each case including any Document Incorporated by Reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein.

(4)	Capitalization and Listing. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Pricing Disclosure Package entitled “Consolidated Capitalization”; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the Nasdaq and the TSX.

(5)	Due Incorporation. The Company has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as is or will be described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(6)	Due Qualification. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its assets (including any royalty or other interest) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect or limit the ability of the Company to consummate the transactions contemplated by this Agreement.

(7)	Material Subsidiary. The Material Subsidiary is the only Subsidiary that is a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X under the U.S. Securities Act or are otherwise material to the Company; the Material Subsidiary is not currently prohibited, directly or indirectly, from paying any dividends to the Company, in accordance with Applicable Laws, from making any other distribution on the Material Subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to the Material Subsidiary from the Company or from transferring any of the Material Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in the Material Subsidiary has been duly and validly authorized and issued and are fully paid and non-assessable shares or other ownership interests in the capital of the Material Subsidiary and, except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, are owned directly or indirectly by the Company free and clear of any Encumbrance; the Material Subsidiary has been duly organized and validly exists in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and assets and to conduct its business; the Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its assets (including any royalty or other interest) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect.

(8)	Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Offered Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Material Subsidiary of the Company, (ii) result in the creation or imposition of any Encumbrance upon any of the assets of the Company or the Material Subsidiary of the Company pursuant to any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or the Material Subsidiary is a party or by which the Company or the Material Subsidiary or their respective operations or assets may be bound, (iii) result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, any Material Agreement to which the Company or the Material Subsidiary is a party or by which the Company or the Material Subsidiary or any of its assets is bound or affected, or (iv) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or the Material Subsidiary, except in the case of clauses (ii) or (iv) as would not singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof required to be contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(9)	The Offered Shares. When issued in accordance with this Agreement and pursuant to the effective Prospectuses, and upon receipt of payment for the Offered Shares, the Offered Shares will have been duly and validly created and issued as fully paid and non-assessable shares in the capital of the Company.

(10)	Compliance with Applicable Laws; No Defaults. Neither the Company nor the Material Subsidiary is in (i) violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Encumbrance upon any assets of the Company or the Material Subsidiary pursuant to, any Material Agreement to which it is a party or by which it is bound or to which any of its assets is subject, or (iii) violation in any material respect, of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body applicable to the Company or the Material Subsidiary, except in any such case for violations or defaults that would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(11)	No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any Governmental Authority (collectively, “Consents”) is required in connection with the distribution of the Offered Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the Applicable Securities Laws or blue sky laws of the various jurisdictions in which the Offered Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the Nasdaq and the TSX on or before the Closing Time and, if applicable, the Option Closing Time.

(12)	Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Pricing Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.

(13)	No Pre-emptive or Registration Rights. Except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, including the Documents Incorporated by Reference in each of the foregoing, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other security of the Company; no person has any rights to require registration or qualification under the U.S. Securities Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Offered Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(14)	No Voting Agreements. The Company and the Material Subsidiary are not party to any agreement which in any manner affects or will affect the voting or control of any of the securities of the Company or the Material Subsidiary.

(15)	All Requisite Consents. Each of the Company and the Material Subsidiary has all requisite material Consents to own, lease and operate its assets and conduct its business as it is now being conducted in all material respects, in each case as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, and each such Consent is valid and in full force and effect in all material respects, except in each case as would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Material Subsidiary has received written notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, would reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such material Consent.

(16)	Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration pending to which the Company or the Material Subsidiary is a party or of which any operations or assets of the Company or the Material Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or the Material Subsidiary, would reasonably be expected to have a Material Adverse Effect; to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated and the defense of all such proceedings, litigation and arbitration against or involving the Company or the Material Subsidiary would not reasonably be expected to have a Material Adverse Effect.

(17)	Independent Accountant. PricewaterhouseCoopers LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the U.S. Securities Act, the U.S. Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(18)	No Reportable Event. There has not been any reportable event within the meaning of NI 51-102 between the Company and its current auditors.

(19)	Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its Subsidiaries, on a consolidated basis; said consolidated financial statements have been prepared in conformity with IFRS, including, in respect of interim financial statements, those portions of IFRS applicable to the preparation of interim financial statements, applied on a consistent basis throughout the periods involved; the other financial information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, present fairly, in all material respects, the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company and its Subsidiaries, on a consolidated basis, that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and the books and records of the Company.

(20)	Significant Acquisitions. Except as set out in the Prospectuses, there are no “significant acquisitions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Prospectuses.

(21)	Stock Plan. Each outstanding stock option of the Company granted under any Stock Plan was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option; each such stock option (i) was granted in compliance with Applicable Laws and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors, or a duly authorized committee thereof, of the Company, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements at the relevant time.

(22)	No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital (other than dividends paid in the ordinary course) (ii) there has not been any material change in the Offered Share capital or long-term or short-term debt of the Company and its Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or material interference with its business or assets from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and its Subsidiaries taken as a whole, and (iv) there has not been any Material Adverse Effect, nor any development involving a Material Adverse Effect, on the Company and the Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(23)	Material Interest of Directors and Officers. Except as disclosed in the Prospectuses, to the knowledge of the Company, none of the current directors or officers of the Company nor any associate or affiliate of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or the Material Subsidiary which materially affects the Company or would have a Material Adverse Effect.

(24)	Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act, and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(25)	Licenses or Permits. Except as set out in the Prospectuses, the Company and each of its Subsidiaries have all necessary licenses, permits, authorizations, consents and approvals and have made all necessary filings required under any Applicable Law, regulation or rule, and have obtained all necessary licenses, permits, authorizations, consents and approvals from other persons, in order to conduct the Company’s material business and consummate the transactions contemplated herein and neither the Company nor its Subsidiaries are in violation of, or in default under, or has received valid notice of any proceedings relating to revocation or modification of, any such license, permit, authorization, consent or approval or any provincial, federal, municipal, state, local or foreign law, regulation or rule or of any decree, order or judgment applicable to the Company or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect, except as has been disclosed in the Prospectuses.

(26)	Public Record. The information and statements set forth in the Pricing Disclosure Package and the Prospectuses and in all information filed by or on behalf of the Company with the Canadian Securities Commission, the SEC, the TSX, the Nasdaq and all applicable self-regulatory authorities after July 20, 2022, in compliance, or intended compliance, with Canadian Securities Laws (the “Public Record”), were true, correct and complete in all material respects and did not contain any misrepresentation (as defined in the Securities Act (British Columbia)), as of the date of such information or statements or the date of any amendment to such information or statements.

(27)	Material Properties. The Waterbury Lake / Cigar Lake Project and the McArthur River Project are the only projects which the Company currently considers to be “material” and the Company is the absolute legal and beneficial owner of, and has good and marketable title to, the McArthur River Royalty and the Cigar Lake Royalty, each as described in the Pricing Disclosure Package and the Prospectuses, including all Documents Incorporated by Reference therein, (the “Material Royalties”), and, except as disclosed in the Pricing Disclosure Package, the Prospectuses or the Registration Statement, such interests are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and the Company does not know of any claim or the basis for any claim, in each case, that would materially adversely affect the right thereof to use, transfer or otherwise exploit such rights. Disclosure set out in the Public Record, Pricing Disclosure Package and the Prospectuses including all Documents Incorporated by Reference therein with respect to such Material Royalties has been disclosed in all material respects in accordance with the applicable requirements of NI 43-101 and the Company has no knowledge that such disclosure is inaccurate in any material respect.

(28)	Description of Royalties. The Material Royalties and, except as would not reasonably be expected to have a Material Adverse Effect on the Company, the other interests in the Royalty Portfolio, as disclosed in the Public Record, the Pricing Disclosure Package and the Prospectuses, including all Documents Incorporated by Reference therein, constitutes an accurate description of the terms of the royalties held by the Company and the Material Subsidiary. “Royalty Portfolio” means the McArthur River Royalty, the Waterbury Lake / Cigar Lake Royalty, the Michelin Royalty, the Reno Creek Royalty, the Roughrider Royalty, the Russell Lake and Russell Lake South Royalty, the Church Rock Royalty, the Dewey-Burdock Royalty, the Lance Royalty, the Roca Honda Royalty, the Langer Heinrich Royalty, the Anderson Royalty, the Slick Rock Royalty, the Workman Creek Royalty, the Dawn Lake Royalty, the Energy Queen Royalty, the San Rafael Royalty and the Whirlwind Royalty each as described in the Pricing Disclosure Package and the Prospectuses including all Documents Incorporated by Reference therein.

(29)	Owners or Operators. Except as would not reasonably be expected to result in a Material Adverse Effect, to the Company’s knowledge, in respect of the Material Royalties:

(a)	the owner or operator (each, an “Operator” or the “Operators”) of each Material Royalty holds all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the Material Royalty and such licenses, registrations, qualifications, permits and consents are not invalid and are subsisting and in good standing in accordance with Applicable Laws;

(b)	no Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material mining rights, exploration or prospecting rights, concessions or licenses with respect to any Material Royalty ; and

(c)	no part of the Material Royalty has been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given, commenced or threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give any such notice or commence any such proceeding.

(30)	Royalty Agreements. Each of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiary hold the Material Royalties (including any interest in, or right to earn an interest in, any property that relates to a Material Royalty property) (the “Royalty Agreements”) are in full force and effect, unamended, in all material respects and the Company or its Subsidiaries are entitled to all material rights and benefits thereunder in accordance with the terms thereof. Each of the Royalty Agreements is a valid and binding obligation of the Company or its Subsidiaries and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Each of the Company or its Subsidiaries, as applicable, has performed in all material respects all respective obligations required to be performed by it to date under the Royalty Agreements and none of the Company or its Subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in breach or violation of or in default under in each case, in any material respect (and in each case with or without notice or lapse of time or both) any Royalty Agreement and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Royalty Agreement which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Royalty Agreement or the inability of a party to any Royalty Agreement to perform its material obligations thereunder. To the knowledge of the Company, none of the Material Royalty properties (or any interest in, or right to earn an interest in, any property that relates to a Material Royalty property) is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectuses and the Pricing Disclosure Package.

(31)	Notice of Adverse Claims. Neither the Company nor the Material Subsidiary has received any notice of, nor does the Company otherwise have any knowledge of, any claim adverse to its ownership interests in or relating to any Royalty Portfolio, nor in respect of real property, whether owned or held under lease or sublease by the Company or any of its Material Subsidiaries.

(32)	No Aboriginal Claims. To the knowledge of the Company, there are no claims or actions with respect to aboriginal rights currently threatened or pending in respect of the properties underlying the Royalty Portfolio that could have a Material Adverse Effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the properties underlying the Royalty Portfolio, and no material dispute in respect of such properties with any local or aboriginal group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon.

(33)	Community Relationships. To the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the properties underlying the Royalty Portfolio in a manner that would have a material impact on the Company.

(34)	No Work Stoppage or Interruptions. To the knowledge of the Company, there are no actions, proceedings, inquiries, work or labour disruption, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore or develop the operations underlying the Royalty Portfolio in a manner that would have a material impact on the Company.

(35)	Technical Disclosure. The Company is in compliance with the applicable provisions of NI 43-101 and has duly filed with the applicable regulatory authorities all reports required by NI 43-101. All scientific and technical information set forth in the Prospectuses, including in any Documents Incorporated by Reference therein, relating to the Company’s material properties has been reviewed and approved by a qualified person as required under NI 43-101.

(36)	Compliance with Employment Laws. The Prospectuses disclose, to the extent required by applicable Canadian Securities Laws in the Qualifying Jurisdictions, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Material Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or the Material Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(37)	Environmental Matters. There are no federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic of foreign, relating to environmental, health or safety matters (collectively, the “Environmental Laws”) that are applicable to the Company or its Subsidiaries. To the knowledge of the Company, the owners and operators of each Material Royalty are in compliance in all material respects with all Environmental Laws applicable to the property underlying such Material Royalty.

(38)	Labour Matters. There have not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict with respect to the Company and the Material Subsidiary which would have a Material Adverse Effect, and the Company and the Material Subsidiary are in compliance with the provisions of all federal, provincial, local and foreign laws and regulations respecting employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect.

(39)	Filing and Payment of Taxes. Except as set out in the Prospectuses, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Material Subsidiary have been paid, except where such Taxes are subject to a good faith appeal by the Company or the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiary have been filed with all Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. No examination of any tax return of the Company or the Material Subsidiary is currently in progress and there are no issues or disputes outstanding with a Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Material Subsidiary, in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect or except as set out in the Registration Statement, Prospectuses or the Pricing Disclosure Package.

(40)	Tax Matters. The Company and the Material Subsidiary have established on their respective books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no Encumbrances for Taxes on the material assets of the Company or the Material Subsidiary, and there are no audits pending of the tax returns of the Company and the Material Subsidiaries (whether federal, state, provincial, local or foreign) and other than as disclosed in the audited financial statements of the Company as at April 30, 2023 and April 30, 2022, together with the related notes and schedules thereto, there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a Material Adverse Effect.

(41)	Insurance. The Company and the Material Subsidiary maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its assets and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not reasonably be expected to have a Material Adverse Effect; there are no material claims by the Company or the Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(42)	No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, or required to be filed as an exhibit to the Company’s Annual Report on Form 40-F or filed as a “material contract” with Canadian Securities Commissions, which is not described or filed as required.

(43)	Internal Control Over Financial Reporting and Internal Accounting Controls. The Company maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that with respect to the Company and its Subsidiaries that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; management of the Company assessed internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act and Canadian Securities Laws) of the Company as of the end of the Company’s most recent fiscal year and concluded such internal control over financial reporting was effective as of such date, and, except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Company is not aware of any material weakness in its internal control over financial reporting.

(44)	No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (except as otherwise set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package).

(45)	Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and Canadian Securities Laws) that comply with the requirements of the U.S. Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act and Canadian Securities Laws is (a) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (b) made known to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective, as set out in the Company’s most recent annual report on Form 40-F.

(46)	Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that applies to the Company, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure would not reasonably be expected to have a Material Adverse Effect.

(47)	Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate in all material respects.

(48)	Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its agents or employees, has at any time during the last five years (i) made any unlawful contribution to any candidate for office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and, to the Company’s knowledge, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or threatened.

(49)	No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director or officer of the Company or its Subsidiaries nor any agent, employee or other person acting on behalf of the Company or its Subsidiaries is currently the subject of any economic or financial sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State), the United Nations, the European Union, Her Majesty’s Treasury of the United Kingdom or the Canadian government (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory where the country or territory itself is currently the subject of comprehensive Sanctions (for the avoidance of doubt, substantially similar to those in effect against Russia, North Korea and Iran as of the date hereof as opposed to selective industry-specific or targeted economic Sanctions against the subject country) (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Offered Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, (i) to fund or facilitate any activities of or business with any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) that, to the knowledge of the Company, at the time of such funding or facilitation, is in material violation of Sanctions or (ii) for use in any Sanctioned Country, that, at the time of such funding and to the knowledge of the Company, is in a material violation of Sanctions.

(50)	Compliance with Anti-Corruption Laws. None of the Company, any of its Subsidiaries, directors or officers or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(51)	Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data, equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data except in the case of this clause (i) where such breach or compromise would not have a Material Adverse Effect; (ii) the Company is presently in material compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(52)	Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each of the Qualifying Jurisdictions and is not on the list of defaulting reporting issuers maintained by any of the Canadian Securities Commission in each such jurisdiction that maintains such a list; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the U.S. Exchange Act; the Common Shares (including the Additional Shares) are listed and posted for trading on the TSX and the Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the U.S. Exchange Act or de-listing the Common Shares from the TSX or the Nasdaq, nor has the Company received any notification that the SEC, the TSX or the Nasdaq is contemplating terminating such registration or listing.

(53)	No Commissions or Finder’s Fees. Other than the Underwriters pursuant to this Agreement, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or the Offered Shares.

(54)	Lending Relationship with the Underwriters; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Offered Shares hereunder to repay any outstanding debt owed to any affiliate of the Underwriters.

(55)	Transfer Underwriter and Registrar. Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer Underwriter of the Company with respect to its Common Shares, and Computershare Trust Company, N.A. at its principal office in Golden, Colorado is the duly appointed U.S. co-transfer Underwriter of the Company with respect to its Common Shares.

(56)	Minute Books and Corporate Records. The minute books and records of the Company and the Material Subsidiary which have been made available to the Underwriters and their Canadian and U.S. counsel in connection with their due diligence investigation of the Company and its Material Subsidiary contain copies of all material proceedings (or certified copies thereof) of the holders of Common Shares, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiary, as applicable, for the relevant period requested by the Underwriters or their counsel. There have been no other material meetings, resolutions or proceedings of the holders of Common Shares, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiary since the date of the latest meeting or resolution in such minute books and other records provided to Canadian and U.S. counsel to the Underwriters.

(57)	Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(58)	Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act, Section 21E of the U.S. Exchange Act and Canadian Securities Laws) included or incorporated by reference in the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(59)	Expropriation. No part of the property or assets of the Company or its subsidiaries have been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings.

Any certificate signed by any officer of the Company and delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company, as the case may be, to the Underwriters as to the matters covered thereby.

Section 8	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will comply with applicable securities laws and broker-dealer requirements (including Applicable Securities Laws and the requirements of FINRA) in connection with the distribution of the Offered Shares.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm.

(4)	Distribution in Canada. No Underwriter that is a non-resident for purposes of the Tax Act will render any services under this Agreement in Canada.

Section 9	Indemnification

(1)	The Company (also referred to in this Section 9 as the “Indemnitor”) agrees to indemnify and hold harmless the Underwriters, their respective affiliates and subsidiaries, and their respective directors, officers, partners, agents, employees and shareholders and each other person, if any, controlling any of the Underwriters or their subsidiaries or affiliates directors, officers, employees and agents of the Underwriters (hereinafter referred to as the “Personnel” and together with the Underwriters and their respective affiliates and subsidiaries, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the services performed by the Underwriters in connection with the Offering, whether performed before or after the Underwriters’ execution of the Agreement, provided, however, that the Company shall not be liable under this Section 9(1) to any Indemnified Party to the extent that such Losses arise from the sale of the Offered Shares and are based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating solely to the Underwriters furnished in writing to the Company by the Underwriters expressly for inclusion in the Prospectuses. The Indemnitor agrees to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the gross negligence, willful misconduct, or other fraudulent act of such Indemnified Party. The Indemnitor will not, without the prior written consent of the Underwriters, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of gross negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(2)	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the relevant Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except to the extent the Indemnitor is materially prejudiced by such omission. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If the Indemnitor undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(3)	The Indemnitor agrees to reimburse the Underwriters for the time spent by their Personnel in connection with any Claim related to the Indemnitor’s indemnification obligations at their normal per diem rates. The Indemnified Parties may retain counsel to separately represent them in the defense of a Claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth in Section 9(2)), (ii) the Indemnitor agrees to separate representation, or (iii) the Indemnified Parties are advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Indemnified Parties’ respective interests or additional defenses are available to the Indemnified Parties, which makes representation by the same counsel inappropriate. Under no circumstances will the Company be required to pay the fees and disbursements of more than one counsel on behalf of the Indemnified Parties.

(4)	The indemnity provided for in this Section 9 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused primarily by the gross negligence, intentional fault or willful misconduct of the Indemnified Party.

(5)	The obligations of the Indemnitor hereunder are in addition to any liabilities which the Indemnitor may otherwise have to the Underwriters or any other Indemnified Party, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement or the completion of the Offering.

Section 10	Contribution

(1)	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 9 would otherwise be available in accordance with its terms but is, for any reason (other than for circumstances described in Section 9(4)), held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Offered Shares) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to not only reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Offered Shares but also the relative fault of the Company on one hand and the Indemnified Parties on the other hand in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that the Company shall, in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such expense, loss, clam damage or liability any excess of such amount over the amount of the fees received by the Underwriters hereunder.

(2)	The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 22 hereof.

(3)	In the event that the Company is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Company shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b)	the amount of the aggregate fee actually received by the Underwriters from the Company hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(4)	With respect to Section 9 and this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates and subsidiaries (including the U.S. affiliates) and each of their respective directors, officers, partners, employees and shareholders, and each person, if any, controlling any Underwriter or any of its subsidiaries or affiliates and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Section 9 and this Section 10 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11	Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents;

(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX or the Nasdaq of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its commercially reasonable efforts to prevent the issuance of any order referred to in subparagraphs (b)i, (b)ii or (b)iii above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its commercially reasonable efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the standard listing conditions, and the Company will use its commercially reasonable efforts to have the Offered Shares listed and admitted and authorized for trading on the Nasdaq by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Company will use the net proceeds from the Offering for the purposes described in the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	The Company agrees that it will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities or other financial instruments convertible into or exchangeable for Common Shares, or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, other than issuances: (i) pursuant to acquisitions or obligations which have previously been publicly-announced; (ii) pursuant to rights or obligations under securities or instruments currently outstanding; or (iii) for incentive, bonus compensation purposes, directors fees or other grants of awards under the Stock Plan and the issuance of securities in accordance with the terms of such awards, from the date hereof and continuing for a period of 60 days from the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

(4)	On or prior to the Closing Date for the Offering of the Firm Shares, the Company will not amend its constating documents nor will it split, consolidate, or reclassify the Common Shares.

Section 12	All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company and the other Underwriters at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 13	Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the other Underwriters at or prior to the Closing Time or the Option Closing Time, as applicable, if after the date hereof and prior to the Closing Time or Option Closing Time, as applicable:

(a)	there should occur any material change (as defined in the Securities Act (British Columbia)) or change in material fact (as defined in the Securities Act (British Columbia), or there should be discovered any previously undisclosed material fact) (other than a material fact related solely to any of the Underwriters) required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price of value of the Common Shares; or

(b)	there should develop, occur or come into effect or existence, any event, action, state, condition (including, without limitation, terrorism, pandemic, plague or accident) or major financial occurrence of national or international consequence, including without limitation, an escalation in the severity of the COVID-19 pandemic after February 1, 2024, or any law or regulation or a change thereof which, in the opinion of the Underwriters (or any of them) significantly and adversely affects or involves or will significantly and adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole or the market price or value of the securities of the Company; or

(c)	any inquiry, action, suit, investigation or other proceeding in relation to the Company or any of the directors or officers of the Company or any of its principal shareholders, whether formal or informal (including matters of regulatory transgression or unlawful conduct) where a material wrong-doing is alleged, is commenced, threatened or publicly announced or any order is made or threatened to be made under or pursuant to any statute or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, stock exchange, regulatory authority, agency or instrumentality or there is any enactment or change of law or regulation, or interpretation or administration thereof, (unless solely based on the activities or alleged activities of the Underwriters), which involves a finding of wrong-doing which in the reasonable opinion of the Underwriters (or any of them), could operate to prevent or restrict the trading of the Common Shares, including the Offered Shares, or which seriously and adversely affects, or will, or could seriously adversely affect the business, operations or affairs of the Company and its subsidiaries taken as a whole or the market price or value of the Common Shares; or

(d)	the Company is in breach of any material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date or any material representation or warranty given by the Company in this Agreement becomes or is false and cannot be cured prior to the Closing Date.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14	Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (Toronto time) on February 9, 2024, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters, but in any event not later than February 13, 2024 (respectively, the “Closing Time” and the “Closing Date”), at the offices of Sangra Moller LLP. In the event that the Closing Time has not occurred on or before February 13, 2024, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15	Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of the following, other than as provided below:

(a)	a customary favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Sangra Moller LLP in its capacity as the Company’s Canadian counsel, as to matters of Canadian federal and provincial law and from local counsel (only in respect of matters governed by the laws of the Qualifying Jurisdictions where Sangra Moller LLP is not qualified to practice law, determined by the Company and acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and the Underwriters’ counsel and such legal opinion shall be substantially similar and to the effect set forth in Schedule “A” hereto;

(b)	a customary favourable legal opinion and negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from Haynes and Boone LLP, in its capacity as the Company’s U.S. counsel, addressed to the Underwriters;

(c)	a customary favourable legal opinion and negative assurance letter, dated the Closing Date and Option Closing Date, as applicable, in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably, from DLA Piper LLP (US), in its capacity as the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable, at the Option Closing Time) in the name of CDS or its nominee or in such other name(s) as Canaccord on behalf of the Underwriters shall have directed;

(e)	PricewaterhouseCoopers LLP’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letters referred to in Section 5(4) above with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(f)	the Underwriting Fee paid in accordance with the twelfth paragraph of this Agreement;

(g)	on the Closing Date, evidence satisfactory to Canaccord that the Firm Shares (and Additional Shares, if applicable) shall have been (A) approved for listing on the Nasdaq and (B) conditionally approved for listing on the TSX, in each case, subject only to the standard listing conditions or official notice of issuance;

(h)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying that: (i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Company contained herein are true and correct in all material respects as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects as of such date, after giving effect to the transactions contemplated hereby; (iii) there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iv) that, to the best of the knowledge, information and belief of the persons signing such certificate, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(i)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the President and Chief Executive Officer of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and Nasdaq and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(j)	at the Closing Time, the Company’s directors and officers (collectively, the “Insiders”) shall deliver signed agreements (the “Insider Agreements”), in form and content acceptable to the Underwriters and their counsel, acting reasonably, to the Lead Underwriter, pursuant to which the Insiders agree, for a period beginning on the Closing Date and ending 60 days after the Closing Date, not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, lend, swap or otherwise dispose of, transfer or assign (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed, other than (i) the Company’s Insiders are permitted to sell Common Shares to satisfy tax obligations with respect to the vesting or exercise of stock options or other incentive plan securities; or (ii) pursuant to a bona fide take-over bid, change of control or any other similar transaction made generally to all of the shareholders of the Corporation, provided that, in the event the take-over bid, change of control or similar transaction is not completed, such securities shall remain subject to the Insider Agreement;

(k)	at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date; and

(l)	such other documents as the Underwriters or counsel to the Underwriters may reasonably require.

Section 16	Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part, by delivering notice to the Company not later than 12:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying the Underwriters’ “over-allocation position” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Sangra Moller LLP or at such other place as may be agreed to by the Underwriters and the Company.

(3)	At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by Canaccord, the Additional Shares electronically through the non-certificated inventory system of CDS against payment per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the twelfth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17	Expenses

The Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Offering Documents; (ii) the fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable and direct expenses of the Underwriters including all reasonable fees and disbursements of the Underwriters’ legal counsel up to a maximum of $100,000 (collectively, the “Underwriters’ Expenses”). All Underwriters’ Expenses incurred by the Underwriters, or on their behalf, shall be payable by the Company immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of Canaccord, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Company will pay the Underwriters’ Expenses, as described in this Section 17.

Section 18	No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price, the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19	Notices

Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

Uranium Royalty Corp.

1188 West Georgia Street, Suite 1830

Vancouver, British Columbia V6E 4A2

Attention:	Josephine Man, Chief Financial Officer
Email:	[Redacted]

with a copy to (such copy not to constitute notice):

Sangra Moller LLP

1000 Cathedral Place, 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Attention:	Rod Talaifar
Email:	[Redacted]

and in the case of the Underwriters, addressed and emailed or delivered to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	Tom Jakubowski, Managing Director
Email:	[Redacted]

and

BMO Nesbitt Burns Inc

885 West Georgia Street, Suite 1700

Vancouver, British Columbia, V6C 3E8

Attention:	Haroon Chaudhry, Director
Email:	[Redacted]

and

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

Attention:	Chief Executive Officer
Email:	[Redacted]

with a copy to (such copy not to constitute notice):

DLA Piper (Canada) LLP

1133 Melville Street, Suite 2700

Vancouver, British Columbia V6E 4E5

Attention:	Deepak Gill
Email:	[Redacted]

and

DLA Piper LLP (US)

701 Fifth Avenue, Suite 6900

Seattle, Washington 98104

Attention:	Andrew Ledbetter
Email:	[Redacted]

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20	Actions on Behalf of the Underwriters

Canaccord will reasonably consult with the other Underwriters representing a majority of the allocations as set forth in Section 22 prior to taking any action on their behalf. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by Canaccord on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, Canaccord.

Section 21	Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22	Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several, and not joint and several, and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

Canaccord Genuity Corp.	60%
BMO Nesbitt Burns Inc.	20%
HC Wainwright & Co., LLC	20%

(2)	If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this section shall oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which shall be so in default.

Section 23	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24	Relationship with TMX Group Limited

Certain of the Underwriters or affiliates thereof, own or control an equity interest in TMX Group. In addition, certain of the Underwriters or affiliates thereof have nominee directors serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. The Underwriters do not require the Company to list securities on any exchange owned by TMX Group, as a condition of supplying or continuing to supply underwriting and/or other services.

Section 25	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 26	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the province of British Columbia and the federal laws of Canada applicable therein.

Section 27	Time of the Essence

Time shall be of the essence of this Agreement.

Section 28	Counterparts

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Remainder of page intentionally blank. Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

CANACCORD GENUITY CORP.

By:	(signed) Tom Jakubowski
Name:	Tom Jakubowski
Title:	Managing Director, Global Head of Metals & Mining, Investment Banking

[Canaccord Genuity Corp. Signature Page to Underwriting Agreement]

BMO NESBITT BURNS INC.

By:	(signed) Haroon Chaudhry
Name:	Haroon Chaudhry
Title:	Director

[BMO Nesbitt Burns Inc. Signature Page to Underwriting Agreement]

H.C. WAINWRIGHT & CO., LLC

By:	(signed) Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer

[H.C. Wainwright & Co., LLC Signature Page to Underwriting Agreement]

The foregoing is in accordance with our understanding and is accepted by us.

URANIUM ROYALTY CORP.

By:	(signed) Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

[Uranium Royalty Corp. Signature Page to Underwriting Agreement]

Schedule “A”

MATTERS TO BE ADDRESSED IN THE COMPANY’S CANADIAN COUNSEL OPINION

(1)	The valid existence of the Company under the laws of its jurisdiction of incorporation.

(2)	The authorized and issued capital of the Company.

(3)	The Company has all requisite corporate power, capacity and authority including under the laws of its jurisdiction of incorporation, and is qualified to (i) carry on its businesses as presently carried on, (ii) own its property; and (iii) enter into this Agreement and to carry out the transactions contemplated hereby, (iii) to create, issue and sell, as applicable, the Offered Shares; and (iv) to grant the Over-Allotment Option.

(4)	All necessary action has been taken by the Company to authorize, as applicable: (i) the execution and delivery of each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and, if applicable, any amendments thereto, (ii) the filing of each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus and, if applicable, any amendments thereto under the Canadian Securities Laws in each of the Qualifying Jurisdictions, (iii) the execution and delivery of this Agreement and the performance of its obligations thereunder. (iv) the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option.

(5)	The Offered Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(6)	The description of the attributes of the Offered Shares in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus are, in all material respects, a true, complete and accurate description of the rights, privileges, restrictions and conditions attaching to such securities.

(7)	The Company is a “reporting issuer” or the equivalent thereof in each of the Qualifying Jurisdictions.

(8)	The execution and delivery by the Company of this Agreement, the fulfilment of the terms and the performance of its obligations hereunder, the consummation of the transactions contemplated hereby and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Company at the Closing Time and the grant of the Over-Allotment Option do not and will not result in a breach (whether after notice or lapse of time or both) of any statute, law, by law, regulation, or decree, or the terms of any of the constating documents of the Company.

(9)	This Agreement has been duly authorized and executed by the Company and constitutes legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to customary enforceability qualifications.

(10)	Computershare Investor Services Inc. at its principal office in the city of Vancouver and Toronto has been duly appointed as the transfer agent and registrar for the Common Shares.

(11)	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company under the securities laws of each of the Qualifying Jurisdictions in order to qualify the distribution of the Offered Shares to the public in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable securities laws of the Qualifying Jurisdiction who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the grant of the Over-Allotment Option.

(12)	The Offered Shares have been conditionally approved for listing on the TSX subject to the filing of documents in accordance with the requirements of the TSX.

(13)	Subject to the assumptions, qualifications, limitations and restrictions set out therein, the statements under the heading “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus are accurate in all material respects.

(14)	To all other legal matters reasonably requested by counsel to the Underwriters relating to the distribution of the Offered Shares.

Schedule “B”

PRICING TERMS INCLUDED IN THE PRICING DISCLOSURE PACKAGE

Number of Firm Shares Offered by the Company: 6,724,600

Number of Additional Shares: 1,008,690

Public Offering Price per Offered Share: $3.40

Underwriting Commission per Offered Share: $0.187

Date of Delivery of Firm Shares: [●]

Issuer Free Writing Prospectuses

Term sheet dated February 2, 2024 relating to the Offering

Schedule “C”

MATERIAL SUBSIDIARY

1.	Uranium Royalty (USA) Corp.